November 13, 2012

BY EDGAR AND FACSIMILE

Heather Clark
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Overseas Shipholding Group, Inc. Item 4.02 Form 8-K Filed October 22, 2012 File No. 001-06479

Dear Ms. Clark,

On behalf of our client Overseas Shipholding Group, Inc. (“OSG”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated November 1, 2012 with respect to the above referenced Item 4.02 Form 8-K filed on October 22, 2012 (the “Form 8-K”).

As requested by the Staff, we include as Annex I a letter from the Senior Vice President, General Counsel and Secretary of OSG which sets forth the requested acknowledgements with respect to filings made by OSG.

November 13, 2012
Heather Clark
Re: Overseas Shipholding Group, Inc.

1.
We note that you have determined that at least three years of financial statements ending December 31, 2011 as well as interim periods in 2012 should no longer be relied upon. In this regard, please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

Response: On behalf of OSG, we note the Staff’s comment and inform the Staff that, as stated in the Form 8-K, OSG is continuing its review processes, including determining whether a restatement of the financial statements may be required, and the nature and amount of any potential restatement.  The timeframe for completing this review is not currently known. OSG will inform the Staff when OSG has reached its conclusions as a result of this review.

2.
Given that you have determined that your three prior years of financial statements should no longer be relied upon, please describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures and internal control over financial reporting. See Items 307 and 308 of Regulation S-K. If the officers conclude that the disclosure controls and procedures and internal controls over financial reporting were effective, despite the fact that such financial statements should no longer be relied upon, describe the basis for the officers’ conclusions.

Response: As noted in our response to Comment 1, OSG is continuing its review processes, including determining whether a restatement of certain financial statements may be required, and the nature and amount of any potential restatement. In connection with its review process, OSG will also review the effect of any restatement on the officers’ conclusions regarding the effectiveness of OSG’s disclosure controls and procedures and internal control over financial reporting.  As noted in the Form 8-K, the factors that could cause actual results to differ materially from those contained in any forward looking statement include risks arising from potential material weaknesses in OSG’s control environment. The timeframe for completing this review is not currently known. OSG will inform the Staff when OSG has reached its conclusions as a result of this review.

November 13, 2012
Heather Clark
Re: Overseas Shipholding Group, Inc.

Please call Alan L. Beller at 212-225-2450 or Jeffrey D. Karpf at 212-225-2864 to discuss any questions or comments you may have on this response.

Very truly yours,

/s/ Alan L. Beller
Alan L. Beller

cc:	Jeffrey D. Karpf, Cleary Gottlieb Steen & Hamilton LLP
James I. Edelson, Senior Vice President, General Counsel and Secretary,
Overseas Shipholding Group, Inc.

[Letterhead of Overseas Shipholding Group, Inc.]

Annex I

November 13, 2012

Heather Clark
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Overseas Shipholding Group, Inc. Item 4.02 Form 8-K Filed October 22, 2012 File No. 001-06479

Reference is made to your letter to Overseas Shipholding Group, Inc. (the "Company") dated November 1, 2012. As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James I. Edelson____________
James I. Edelson
Senior Vice President, General Counsel and Secretary

cc:	Alan L. Beller, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karpf, Cleary Gottlieb Steen & Hamilton LLP